Exhibit 99.1

Aurinia Pharmaceuticals to Present at the 2016 Rodman & Renshaw 18th Annual Global Investment Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--September 7, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX:AUP) today announced that its Chief Operating Officer, Michael R. Martin, will present a corporate overview of the Company at the 2016 Rodman & Renshaw 18th Annual Global Investment Conference, taking place September 11th-13th at the Lotte New York Palace Hotel in New York City. The presentation will also be available via webcast at the link listed below.

Aurinia Presentation Details

Date:	Monday, September 12th, 2016
Time:	10:00 a.m. Eastern time
Location:	Lotte New York Palace Hotel, Louis Room (4th floor)
Webcast:	http://wsw.com/webcast/rrshq26/auph

About Aurinia
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is headquartered in Victoria, BC and focuses its development efforts globally.

Visit www.auriniapharma.com for more information.

CONTACT:
Investor & Media Contact:
Celia Economides
Associate VP, Investor Relations
ceconomides@auriniapharma.com